

Mail Stop 4561

October 1, 2009

John T. McDonald
Chief Executive Officer and Chairman of the Board
Perficient, Inc.
1120 South Capital of Texas Highway, Building 3, Suite 220
Austin, TX 78746

> **Re: Perficient, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 6, 2009**
> **File No. 001-15169**

Dear Mr. McDonald:

We have reviewed your response letter dated September 18, 2009 and have the following comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

1.   We note that your partnership agreement with IBM provides you with access to marketing and technical and developmental support related to IBM products and that 25% of your total services revenue was derived from services performed for clients who utilize IBM platforms. Based upon these facts, it is unclear how you were able to conclude that you are not substantially dependent upon the partnership agreement for purposes of Item 601(b)(10) of Regulation S-K. Please provide us with additional analysis supporting your conclusion that the agreement is not required to be filed or file the agreement as an exhibit. To the extent that you continue to believe you are not required to file this agreement, you may provide with your response a copy of the agreement for our review.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

Please address questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief